As filed with the Securities and Exchange Commission
                       on March 29, 2005 Registration No.
                      -----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
   THE SECURITIES ACT OF 1933, AS AMENDED, FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             AMARIN CORPORATION PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N/A
                  (Translation of issuer's name into English)

                                    ENGLAND
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th floor
                               New York, NY 10022
                                 (212) 319-7600
      (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:
     Scott A. Ziegler, Esq.                     Frettra M. Miller, Esq.
     Ziegler, Ziegler, & Associates LLP         Citibank, N.A.
     570 Lexington Avenue, 44th floor           388 Greenwich Street, 19th Floor
     New York, NY 10022                         New York, New York 10013
     (212) 319-7600
               --------------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                                |X| immediately upon filing.
                                                |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box |_|.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                      Proposed      Proposed       Amount of
  Title of Each           Amount      Maximum        Maximum      Registration
Class of Securities       to be       Aggregate     Aggregate        Fee
 to be Registered       Registered    Offering      Offering
                                     Price per       Price**
                                       unit*
--------------------------------------------------------------------------------
American Depositary     100,000,000    $0.05        $5,000,000        $588.50
Shares, each
representing one (1)
Ordinary Share, par
value five (5) pence
each, of Amarin
Corporation plc.
--------------------------------------------------------------------------------
*  Each unit represents one (1) American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee.
   Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                         Location in Form of American
-----------------------
                                                Depositary Receipt ("Receipt")
                                                Filed Herewith as Prospectus
                                                -------------------------------

1. Name of depositary and address           Face of Receipt - Introductory
                                            ---------------
   of its principal executive               Paragraph and last sentence of face
   office

2. Title of American Depositary             Face of Receipt - top center and
                                            ---------------
   Receipts and identity of                 Introductory Paragraph
   deposited securities

   Terms of Deposit:

 (i) The amount of deposited                Face of Receipt -upper right corner,
                                            ------------------
     securities represented by              introductory paragraph
     one American Depositary Share

(ii) The procedure for voting, if           Reverse of Receipt - Paragraph 14
                                            ------------------
     any, the deposited securities

(iii)The collection and                     Reverse of Receipt - Paragraph 12
                                            ------------------
     distribution of dividends

(iv) The transmission of notices,           Reverse of Receipt - Paragraphs 13,
                                            ------------------
     reports and proxy soliciting           14 and 16
     material

(v)  The sale or exercise of                Reverse of Receipt - Paragraph 12
                                            ------------------
     rights

(vi) The deposit or sale of                 Reverse of Receipt - Paragraphs 12
                                            ------------------
     securities resulting from              and 15
     dividends, splits or plans of
     reorganization

(vii)Amendment, extension or                Reverse of Receipt - Paragraphs 20
                                            ------------------
     termination or the deposit             and 21
     agreement                              (no provision for extension)

(viii) Rights of holders of                 Reverse of Receipt - Paragraph 16
                                            ------------------
     Receipts to inspect the
     transfer books of the
     depositary and the list of
     holders of Receipts

(ix) Restrictions upon the right            Face of Receipt - Introductory
                                            ---------------
     to deposit or withdraw the             Paragraph and Paragraphs 2, 3 and 4
     underlying securities

(x)  Limitation upon the liability          Reverse of Receipt - Paragraph 18
                                            ------------------
     of the depositary

3.   Fees and charges which may be          Face of Receipt - Paragraphs 4 and 8
                                            ---------------
     imposed directly or
     indirectly against holders of
     Receipts

Item 2.  AVAILABLE INFORMATION



Amarin Corporation plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

                                   PROSPECTUS
                                   ----------



            THE PROSPECTUS CONSISTS OF THE PROPOSED FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO AMENDMENT NO. 2 TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (A)(I) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


               (a)(i) Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002, among AMARIN CORPORATION PLC (the "Company"), Citibank, N.A., as depositary (the "Depositary") and all holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder). - Filed herewith as Exhibit (a)(i).

               (a)(ii) Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, the Depositary and all holders from time to time of ADRs, evidencing ADSs, issued thereunder. - Previously filed.*

               (a)(iii) Deposit Agreement, dated as of March 29, 1993 (the "Deposit Agreement"), among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder). - Previously filed.**

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

               (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit
(d).

               (e) Rule 466 Certification. - Filed herewith as Exhibit (e).

               (f) Power of Attorney - Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.



------------------------------
* Previously filed and incorporated by reference to Post-Effective Amendment no. 2 to Registration Statement on Form F-6, registration number 333-5946.
** Previously filed and incorporated by reference to Registration Statement on Form F-6, registration number 333-5946.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of March 29, 1993, as amended by Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, and as further amended by Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 (as so amended, the "Deposit Agreement"), by and among Amarin Corporation plc, Citibank, N.A., as depositary, and the Holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of March, 2005.

                                          Legal entity created by the Deposit
                                          Agreement for the issuance of American
                                          Depositary Receipts evidencing
                                          American Depositary Shares
                                          representing one (1) Ordinary Share,
                                          par value five (5) pence per share, of
                                          Amarin Corporation plc.

                                          CITIBANK, N.A., as Depositary



                                          By:      /s/ Mary Gormley
                                              ----------------------------------
                                          Name:     Mary Gormley
                                          Title:    Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, Amarin Corporation plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on the 29th day of March, 2005.


                                          Amarin Corporation plc

                                          By:    /s/ Richard A B Stewart
                                              ----------------------------------
                                                  Name:  Richard A B Stewart
                                                  Title: Chief Executive Officer

                               POWER OF ATTORNEY
                               -----------------

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard A B Stewart to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on March 29, 2005.


Name                                                Title
----                                                -----


 /s/ Alan Cooke                        Chief Financial Officer (principal
---------------------------------
Name:  Alan Cooke                      financial and accounting officer) and
                                       Director


 /s/ Thomas Lynch                      Chairman and Director
---------------------------------
Name:  Thomas Lynch


 /s/ John Groom                        Director
---------------------------------
Name:  John Groom


 /s/ Anthony Russell - Roberts         Director
---------------------------------
Name:  Anthony Russell - Roberts


 /s/ Dr. William Mason                 Director
---------------------------------
Name:  Dr. William Mason


 /s/ Simon Kukes                       Director
---------------------------------
Name:  Simon Kukes

 /s/ Michael Walsh                     Director
---------------------------------
Name:  Michael Walsh


Authorized Representative in the United States


 /s/ Scott A. Ziegler
---------------------------------
Name:  Scott A. Ziegler


 /s/ Richard A. B. Stewart             Chief Executive Officer and Director
---------------------------------
Name:  Richard A B Stewart

                               Index to Exhibits
                               -----------------

                                                                   Sequentially
  Exhibit                            Document                      Numbered Page
  -------                            --------                      -------------


   (a)(i)                        Amendment No. 2 to
                                 Deposit Agreement

   (d)                           Opinion of counsel
                                 to the Depositary

   (e)                           Certification under
                                 Rule 466

                   (a)(i) Amendment No. 2 to Deposit Agreement

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                             AMARIN CORPORATION PLC

                                      AND

                                CITIBANK, N.A.,
                                 As Depositary

                                      AND

                     HOLDERS FROM TIME TO TIME OF AMERICAN
                              DEPOSITARY RECEIPTS



                         -----------------------------
                                Amendment No. 2

                                       to

                               Deposit Agreement



                         Dated as of September 25, 2002


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      AMENDMENT NO. 2 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 2 TO DEPOSIT AGREEMENT, is made as of September 25, 2002 (the "Amendment"), among Amarin Corporation plc, a corporation organized and existing under the laws of England (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued under the Deposit Agreement.

                          W I T N E S S E T H T H A T
                          ---------------------------

         WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of March 29, 1993, as amended by Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998 (as so amended, the "Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Shares (as defined in the Deposit Agreement) so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, the Company has changed the par value of its Shares (as set forth in Section 1.05 of the Deposit Agreement) from 10p to (pound)1, and desires to amend the Deposit Agreement to reflect such change;

         WHEREAS, the Company has changed the ratio of Shares (as defined in the Deposit Agreement) to ADSs from (i) ten (10) ordinary shares to (1) one ADS to
(ii) one (1) ordinary share to one (1) ADS, and desires to amend the Deposit Agreement to reflect such change; and,

         WHEREAS, pursuant to Section 6.01 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the Form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:


                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                       -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

         SECTION 2.01. Deposit Agreement. All references in the Deposit
                       -----------------
Agreement to the term "Deposit Agreement" shall, as of July 19, 2002 (the "Effective Date"), refer to the Deposit Agreement, dated as of March 29, 1993, as amended by Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, and as further amended by this Amendment.

         SECTION 2.02. Change of Par Value. Section 1.05 of the Deposit
                       -------------------
Agreement is amended by deleting it in its entirety and replacing it with the following:

             "SECTION 1.05. The term "Shares" shall mean Ordinary Shares of (pound)1 each in the capital of the Company, validly issued and outstanding, fully paid and shall include evidence of rights to receive shares; provided, that in no event shall Shares include evidence of rights to receive Shares with respect to which the full purchase price has not been paid."


         SECTION 2.03. Change of Ratio. All references made in the Deposit
                       ---------------
Agreement to each American Depositary Share representing ten (10) Ordinary Shares shall, as of the Effective Date (as defined in Section 5.01), refer to each American Depositary Share representing one (1) Ordinary Share.


                                  ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Change of Par Value. All references to par value of
                       -------------------
ordinary shares of 10p made in the ADRs issued and outstanding as of the Effective Date shall refer to par value of ordinary shares of (pound)1.

         SECTION 3.02. Change of Ratio. All references to each ADS representing
                       ---------------
ten (10) ordinary shares made in the ADRs issued and outstanding as of the Effective Date shall refer to each American Depositary Share representing one
(1) Ordinary Share.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         Section 4.01. Representations and Warranties.  The Company represents
                       ------------------------------
and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, will be duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in England, neither of such agreements need to be filed or recorded with any court or other authority in England, nor does any stamp or similar tax need to be paid in England on or in respect of such agreements; and

         (c) All of the written information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

                                   ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION 5.01. Effective Date.  This Amendment is dated as of the date
                       --------------
set forth above and shall be effective as of such date (the "Effective Date").

         SECTION 5.02. New ADRs. From and after the Effective Date, the
                       --------
Depositary shall arrange to have new ADRs printed or amended that reflect the changes to the form of ADR effected by this Amendment. All ADRs issued hereunder after the Effective Date, once such new ADRs are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing ADRs, shall be substantially in the form of the specimen ADR attached as Exhibit A hereto. However, ADRs issued prior or
                             ---------
subsequent to the date hereof, which do not reflect the changes to the form of ADR effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

         SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                       ------------------------------
directed to send notices informing the Holders of: (i) the terms of this

Amendment, (ii) the Effective Date of this Amendment; and, (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

         SECTION 5.04. Indemnification. The Company agrees to indemnify and hold
                       ---------------
harmless the Depositary (and any and all of its directors, employees and officers) ("the Indemnified Persons") for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein to the extent that such liability does not arise from the negligence or willful default of any of the Indemnified Persons.

         SECTION 5.05. Ratification. Except as expressly amended hereby, the
                       ------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                    Amarin Corporation plc

                                    By:  /s/ Jonathan Lamb
                                       -----------------------------------------
                                    Name:  Jonathan Lamb
                                         ---------------------------------------
                                    Title: General Counsel & Company Secretary
                                          --------------------------------------


                                    CITIBANK, N.A., as Depositary

                                    By: /s/ Brian Teitelbaum
                                       -----------------------------------------
                                    Name:  Brian Teitelbaum
                                         ---------------------------------------
                                    Title: Vice President
                                          --------------------------------------

                    (d) Opinion of counsel to the Depositary

March 29, 2005


Citibank, N.A.
ADR Department
388 Greenwich Street
New York, N.Y.  10013

Re:      American Depositary Receipts evidencing American Depositary
         Shares representing one (1) Ordinary Share, par value 5 pence each, of Amarin Corporation plc.

Ladies and Gentlemen:

I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 100,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Deposit Agreement, dated as of March 29, 1993, as amended by Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, and as further amended by Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002, by and among Citibank, N.A., as depositary, Amarin Corporation plc., a company organized and existing under the laws of the United Kingdom (the "Company"), and all Holders from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibits (a) (i), (ii) and (iii) to the Registration Statement (collectively, the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent one
(1) ordinary share, par value (5) five pence each, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

Very truly yours,

/s/ Frettra M. Miller

                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466
                          ----------------------------


      The Depositary, Citibank, N.A., represents and certifies the following:

        (1) That it previously had filed a registration statement on Form F-6 (Registration No. 333-5946), which the Commission declared effective with terms of deposit identical to the terms of this registration statement except for the number of foreign securities a Depositary Share represents.

        (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                          Citibank, N.A., as Depositary


                                          By:    /s/ Frettra M. Miller
                                             -----------------------------------
                                                Name:  Frettra M. Miller, Esq.
                                                Title:  Vice President